                                                                      EXHIBIT 12

                              AK STEEL CORPORATION

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                             (DOLLARS IN MILLIONS)

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
                                              YEAR ENDED DECEMBER 31,
                                        --------------------------------------
                                         1992     1993    1994    1995   1996
                                        -------  ------  ------  ------ ------
Pretax income.......................... $(542.6) $(42.7) $152.0  $281.5 $237.0
Interest expense.......................    46.4    58.1    48.2    35.6   39.8
Interest factor in rent expense........     1.2     0.8     0.8     1.1    1.0
Distributed income of less than 50%
 owned affiliates......................     0.1    (2.2)   (2.3)    0.0    0.0
                                        -------  ------  ------  ------ ------
  Total earnings.......................  (494.9)   14.0   198.7   318.2  277.8
  Total combined fixed charges......... $  51.1  $ 60.1  $ 55.6  $ 57.5 $ 60.5
Ratio of earnings to combined fixed
 charges...............................                     3.6     5.5    4.6
Deficiency of earnings to fixed
 charges............................... $(546.0) $(46.1)
Combined fixed charges:
  Preferred dividends..................     n/a     n/a     4.0    16.0   18.0
  Interest expense.....................    46.4    58.1    48.2    35.6   39.8
  Capitalized interest credit..........     3.5     1.2     2.6     4.7    1.7
  Interest factor in rent expense......     1.2     0.8     0.8     1.1    1.0
                                        -------  ------  ------  ------ ------
  Total combined fixed charges.........    51.1    60.1    55.6    57.5   60.5
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